SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 27, 2005 at 10.00 GMT

Stora Enso Interim Review January – June 2005

Profitability negatively impacted by Finnish labour dispute

Second Quarter Results (compared with previous quarter)

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share were EUR 0.00 (EUR 0.07) excluding non-recurring items. Operating profit excluding non-recurring items was EUR 17.7 (EUR 112.7) million. Profit before tax amounted to EUR 0.1 (EUR 83.6) million excluding non-recurring items. There was a non-recurring item of EUR -12.0 million due to impairment of fixed assets at Veitsiluoto Sawmill in Finland.

Sales at EUR 3 187.3 million were 1.3% higher than the previous quarter’s EUR 3 144.9 million. Cash flow from ongoing operations was EUR 387.9 (EUR 159.4) million and cash flow after investing activities EUR 130.6 (EUR -198.1) million. Cash earnings per share were EUR 0.35 (EUR 0.41) excluding non-recurring items. Net financial items were EUR -34.6 (EUR -43.1) million.

EUR million	2003	2004	H1/04	H1/05	Q2/04	Q1/05	Q2/05
Sales	12 172.3	12 395.8	6 120.8	6 332.2	3 102.9	3 144.9	3 187.3
EBITDA1)2)	1 707.7	1 510.9	753.9	687.2	361.2	388.8	298.4
Operating profit2)	522.9	338.9	158.4	130.4	56.3	112.7	17.7
Non-recurring items	-54.4	369.7	115.7	-12.0	—	—	-12.0
Operating margin2),%	4.3	2.7	2.6	2.1	1.8	3.6	0.6
Operating profit	468.5	708.6	274.1	118.4	56.3	112.7	5.7
Profit before tax and minority interests2)	316.3	271.8	126.3	83.7	46.8	83.6	0.1
Profit before tax and minority interests	207.8	641.5	242.0	71.7	46.8	83.6	-11.9
Net profit for the period	136.0	740.8	455.6	48.5	50.3	58.6	-10.1

EPS2), Basic, EUR	0.24	0.26	0.12	0.07	0.06	0.07	0.00
EPS, Basic, EUR	0.16	0.89	0.55	0.06	0.06	0.07	-0.01
CEPS2)3), EUR	1.63	1.67	0.83	0.76	0.43	0.41	0.35
ROCE2),%	4.5	3.0	2.8	2.4	2.1	4.1	0.6

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Short-term Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “The Finnish labour dispute ended on 1 July 2005. The new labour agreement, with its significant changes in labour practices such as production continuing during the Midsummer and Christmas holidays and increased flexibility in outsourcing, will contribute to the long-term competitiveness of the Finnish forest products industry.

The estimated effects of the labour dispute in the third quarter of 2005, with production restarting in early July, will be about EUR -40 million on operating profit and some 100 000 tonnes of lost paper and board production.”

In Europe demand for advertising-driven paper grades is expected to remain rather good. Firm demand for publication papers is forecast, because the Finnish labour dispute has decreased inventories in the value chain and demand normally picks up in the catalogue season. Fine paper demand is expected to improve and prices should be rather stable. Packaging board demand and prices are anticipated to be stable. The market balance in wood products is expected to remain good, thus improving the price outlook.

In North America seasonal factors will improve demand for magazine paper. The tighter supply of magazine paper caused by the Finnish and Canadian labour disputes should improve the supply and demand balance, and prices are forecast to rise mainly for non-contractual business. Newsprint demand continues to decline, but prices are expected to rise because of the favourable supply and demand balance. There should be a seasonal pick-up in demand for coated fine paper and prices should remain stable.

In Asia fine paper demand has been growing steadily, but prices are under some pressure due to new capacity.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

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Stora Enso Interim Review January – June 2005

Summary of Second Quarter Results (compared with previous quarter)

•	Sales were EUR 3 187.3 (EUR 3 144.9) million.

•	Operating profit was EUR 17.7 (EUR 112.7) million excluding non-recurring items, burdened by the approximately EUR 150 million effect of the Finnish labour dispute.

•	Profit before tax was EUR 0.1 (EUR 83.6) million excluding non-recurring items.

•	Earnings per share were EUR 0.00 (EUR 0.07) excluding non-recurring items.

•	Cash earnings per share were EUR 0.35 (EUR 0.41) excluding non-recurring items.

Demand for the Group’s products remained relatively good in the second quarter, with a modest increase in demand for newsprint and uncoated fine paper, and a slight decrease in coated fine paper orders. Markets were stable in packaging boards and seasonally firmer in wood products.

In Europe the Finnish labour dispute tightened the supply situation, especially in magazine paper and coated fine paper. Export volumes from Europe were lower because of the labour dispute. Prices were stable and downward pressure on uncoated fine paper prices eased. Packaging board markets were generally stable. Seasonal demand for wood products increased deliveries but prices were largely unchanged.

In North America publication paper deliveries remained strong overall and the supply and demand balance benefited from the labour disputes in Finland and Canada. Demand for coated fine paper was rather weak.

Paper and board deliveries totalled 3 389 000 tonnes, which is 184 000 tonnes less than the previous quarter’s 3 573 000 tonnes. Production decreased by 685 000 tonnes from the previous quarter’s 3 703 000 tonnes to 3 018 000 tonnes. The Finnish labour dispute had a negative impact of 850 000 tonnes on production. Deliveries of wood products totalled 1 855 000 cubic metres, which was 314 000 cubic metres more than the previous quarter’s 1 541 000 cubic metres.

EUR million	2003	2004	H1/04	H1/05	Q2/04	Q1/05	Q2/05
Sales	12 172.3	12 395.8	6 120.8	6 332.2	3 102.9	3 144.9	3 187.3
EBITDA1)2)	1 707.7	1 510.9	753.9	687.2	361.2	388.8	298.4
Operating profit2)	522.9	338.9	158.4	130.4	56.3	112.7	17.7
Non-recurring items	-54.4	369.7	115.7	-12.0	—	—	-12.0
Operating margin2),%	4.3	2.7	2.6	2.1	1.8	3.6	0.6
Operating profit	468.5	708.6	274.1	118.4	56.3	112.7	5.7
Profit before tax and minority interests2)	316.3	271.8	126.3	83.7	46.8	83.6	0.1
Profit before tax and minority interests	207.8	641.5	242.0	71.7	46.8	83.6	-11.9
Net profit for the period	136.0	740.8	455.6	48.5	50.3	58.6	-10.1

EPS2), Basic, EUR	0.24	0.26	0.12	0.07	0.06	0.07	0.00
EPS, Basic, EUR	0.16	0.89	0.55	0.06	0.06	0.07	-0.01
CEPS2)3), EUR	1.63	1.67	0.83	0.76	0.43	0.41	0.35
ROCE2),%	4.5	3.0	2.8	2.4	2.1	4.1	0.6

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Second Quarter Results (compared with previous quarter)

Sales at EUR 3 187.3 million were 1.3% higher than the previous quarter’s EUR 3 144.9 million due to the effect of the Papeteries de France acquisition on Merchants, strengthening of the US dollar and increased volumes in Wood Products, offset by lower deliveries in Fine Paper and Packaging Boards.

Operating profit excluding non-recurring items was EUR 17.7 (EUR 112.7) million and declined in all segments except Publication Paper and Wood Products.

The main reason for the decline in profitability was the labour dispute at the Finnish mills, which reduced the operating profit by approximately EUR 150 million. This was partly compensated by the strengthening of the US dollar (EUR 32 million) and resumption of production by the publication paper machines rebuilt during the first quarter, which had reduced first quarter operating profit by EUR 32 million. The higher proportion of sales in European rather than overseas markets increased the profitability of the European mills outside Finland.

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Operating profit includes a positive non-cash effect of EUR 5.2 million due to reversal of the carbon dioxide (CO2) emission charge entered in the first quarter following retraction of the related accounting interpretation by the International Accounting Standard Board (IASB). In respect of another accounting change introduced by the IASB this year, the non-cash valuation impact of share-based compensation on operating profit was a positive EUR 4.0 million.

There was a non-recurring item of EUR -12.0 million due to impairment of fixed assets at Veitsiluoto Sawmill in Finland.

Profit before tax amounted to EUR 0.1 (EUR 83.6) million excluding non-recurring items.

Net financial items were EUR -34.6 (EUR -43.1) million. Net interest amounted to EUR -40.2 (EUR -27.6) million and net foreign exchange gains were EUR 11.2 (EUR 5.7) million. Other financial items totalled EUR -5.6 (EUR -21.2) million, mainly related to unrealised changes in fair values of financial instruments.

The share of associated company results amounted to EUR 17.0 (EUR 14.0) million, including EUR 10.7 (EUR 14.4) million from Bergvik Skog, and EUR 11.7 million from Veracel, mainly due to the strengthening of the Brazilian real and change in forest valuation.

Net taxes totalled EUR 3.3 (EUR -23.6) million, leaving a net loss for the quarter of EUR -8.6 million (EUR 60.0 million profit). The profit attributable to minority shareholders was EUR 1.5 (EUR 1.4) million, leaving a loss of EUR 10.1 million attributable to Company shareholders.

Earnings per share were EUR 0.00 (EUR 0.07) excluding non-recurring items.

The return on capital employed was 0.6% (4.1%) excluding non-recurring items. Capital employed was EUR 11 273.0 million on 30 June 2005, a net increase of EUR 154.1 million.

Capital Structure

EUR million	31 Dec 2004	30 Jun 2004	31 Mar 2005	30 Jun 2005
Fixed assets	10 848.2	11 080.8	11 104.7	11 146.3
Working capital	1 301.3	1 147.6	1 499.0	1 497.3

Operating Capital	12 149.5	12 228.4	12 603.7	12 643.6
Net tax liabilities	-1 493.8	-1 416.8	-1 484.8	-1 370.6

Capital Employed	10 655.7	10 811.6	11 118.9	11 273.0
Associated companies	568.1	508.4	588.9	644.1

Total	11 223.8	11 320.0	11 707.8	11 917.1

Shareholders’ equity	8 036.3	7 897.1	7 672.0	7 483.3
Minority interests	136.1	66.5	108.2	94.1
Interest-bearing net liabilities	3 051.4	3 356.4	3 927.6	4 339.7

Financing Total	11 223.8	11 320.0	11 707.8	11 917.1

Financing

Cash flow from ongoing operations was EUR 387.9 (EUR 159.4) million and cash flow after investing activities EUR 130.6 (EUR -198.1) million. Cash earnings per share were EUR 0.35 (EUR 0.41) excluding non-recurring items.

At the end of the period, interest-bearing net liabilities were EUR 4 339.7 million, an increase of EUR 412.1 million mainly resulting from the share buy-backs and translation differences. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.4 billion.

Shareholders’ equity amounted to EUR 7.5 billion or EUR 9.46 (EUR 9.46) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 30 June 2005 of EUR 8.6 billion.

The debt/equity ratio at 30 June 2005 was 0.58 (0.51). The currency effect on equity was EUR 36.0 million net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 209.0 million in the second quarter.

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Quarterly Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Acquisitions	OCI* and Other Non- Cash Items	Translation Difference	Balance Sheet Impact
Operating profit	-0.6		6.3		5.7
Depreciation	292.7				292.7
Change in working capital	95.8	-13.3	-65.9	-14.9	1.7

Cash Flow from Operations	387.9	-13.3	-59.6	-14.9	300.1

Investments	-253.0	-18.9		-44.6	-316.5
Other changes in fixed assets	-4.3		75.1	-142.6	-71.8

Operating cash flow	130.6	-32.2	15.5	-202.1	-88.2

Net financing items	-23.9				-23.9
Taxes paid	-118.6	-1.6	10.6	3.8	-105.8
Repurchase of own shares	-209.0				-209.0
Other change in shareholders’ equity and minority interests	-1.6	-23.0	2.4	37.0	14.8

Change in Interest-bearing Net Liabilities	-222.5	-56.8	28.5	-161.3	-412.1

*	OCI = Other Comprehensive Income

Capital Expenditure

Capital expenditure for the second quarter totalled EUR 253.0 million, giving a total for the first six months of EUR 609.6 million.

The main on-going projects during the first six months were the new paper machine 12 at Kvarnsveden Mill (EUR 230.7 million), the Skoghall Energy 2005 project (EUR 37.3 million), rebuilding paper machine 5 at Corbehem Mill (EUR 36.4 million), rebuilding paper machine 2 at Summa Mill (EUR 27.6 million) and rebuilding paper machine 26 at Biron Mill (EUR 12.7 million).

Capital expenditure in 2005 is expected to be in line with depreciation.

Events in Associated Companies

Veracel Mill started production in May, two months ahead of schedule, producing low-cost eucalyptus pulp. Pulp shipments to Stora Enso mills in China and Europe commenced in July. During the second quarter Stora Enso invested a further EUR 15.8 million in equity in Veracel, bringing the total amount invested by 30 June 2005 to EUR 293.3 million.

January - June 2005 Results (compared with the same period in 2004)

Sales at EUR 6 332.2 million were 3.5% higher than in the first half of 2004 as higher prices were partially offset by lower volumes.

Operating profit excluding non-recurring items decreased by EUR 28.0 million. The labour dispute in Finland disturbed the comparability of the periods.

Profit before tax excluding non-recurring items decreased by EUR 42.6 million to EUR 83.7 million, and earnings per share excluding non-recurring items by EUR 0.05 to EUR 0.07.

Non-recurring items totalled EUR -12.0 million in the first six months of 2005 and EUR 115.7 million in the same period last year.

Stora Enso North America’s operating loss was USD 33 (EUR 26) million in the first half of 2005, compared with USD 130 (EUR 101) million in the first half of 2004. The results were affected by increased prices in all paper grades and higher volumes, offset by higher raw material, energy and transport costs. Rebuilding of paper machine 26 at Biron Mill, the division’s largest lightweight-coated magazine paper machine, accounted for USD 15 (EUR 12) million of the loss. Capital expenditure totalled USD 73 (EUR 57) million, compared with USD 120 (EUR 93) million in the first half of 2004. Operating cash flow after investing activities was USD 33 (EUR 26) million, compared with a negative USD 100 (EUR 78) million in the first half of 2004. The North American operations are expected to break even during the third quarter of 2005.

Inspections by Competition Authorities

There have been no new material developments concerning the inspections. In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust

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investigations into the paper industry in Europe and the USA. The investigations by the authorities in both Europe and the USA are at a fact-finding stage only and no formal allegations have been made against the Group or any of its employees. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA. No provision has been made.

Second Quarter Events 2005

Papeteries de France Acquisition Closed

The previously announced acquisition of Papeteries de France (“PdF”) was closed. PdF became part of Papyrus, the Stora Enso Merchants division.

Acquisition of Schneidersöhne

Stora Enso announced that it had signed a memorandum of understanding to acquire 100% of the shares in the German paper merchant Schneidersöhne Group. The enterprise value of the company is estimated to be EUR 450 million. The all-cash acquisition is expected to be closed during the third quarter of 2005, subject to due diligence and approval by regulatory and competition authorities.

Lay-offs at Veitsiluoto Sawmill

Stora Enso Timber held negotiations with its personnel at Veitsiluoto Sawmill in Finland concerning their temporary lay-off as operations at the mill are unprofitable. The conclusion of the negotiations was that there was no reasonable option for continuing operations on a profitable basis for the time being. All 92 employees were therefore to be laid off until at least the end of the year.

Swedish Krona and Euro Bond Offers

In May Stora Enso completed a three-year SEK 2.0 billion bond offer as part of the Company’s Swedish Medium Term Note (MTN) programme.

In June Stora Enso completed a five-year EUR 500 million bond issue as part of the Company’s Euro Medium Term Note (EMTN) programme.

Share Capital and Ownership

During the period a total of 411 549 A shares were converted into R shares. The latest conversion during the quarter was recorded in the Finnish Trade Register on 15 June 2005.

On 30 June 2005 Stora Enso had 178 618 796 A shares and 634 358 303 R shares in issue, of which the Company held 33 700 A shares and 21 710 480 R shares with a nominal value of EUR 37.0 million. The holding represents 2.7% of the Company’s share capital and 0.9% of the voting rights.

The Annual General Meeting (AGM) of Stora Enso Oyj on 22 March 2005 authorised the Board to repurchase and dispose of not more than 17 900 000 A shares and 62 150 000 R shares in the Company. The repurchases started on 30 March 2005 and by the end of the quarter the Company had repurchased a total of 33 700 A shares at an average price of EUR 10.75 and 20 497 100 R shares at an average price of EUR 10.55 under the authorisation.

Since the beginning of 2005, the Company has invested EUR 315.6 million in buying back 37 700 A shares and 29 165 549 R shares at an average price per share of EUR 10.85 for A shares and EUR 10.81 for R shares.

Changes in Executive Management Group (EMG)

Björn Hägglund, Deputy CEO, retired on 1 June 2005.

Hannu Ryöppönen, currently Chief Financial Officer (CFO) of Royal Ahold B.V., was appointed CFO and Senior Executive Vice President, Finance, Accounting, Legal Affairs and Investor Relations as from 1 September 2005. He will succeed Esko Mäkeläinen, who is retiring at the end of the year. The CFO will now act as deputy to the CEO.

Elisabet Salander Björklund, previously head of Stora Enso Wood Supply Europe, was appointed Senior Executive Vice President, Stora Enso Forest Products as of 1 May 2005.

Christer Ågren, previously head of Corporate Human Resources and TQM, was appointed Senior Executive Vice President, IT, HR and Business Excellence as of 1 May 2005.

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Profit Improvement Programmes

The European Profit Improvement Programme, Profit 2007, was announced at the end of April. The target of the programme is to improve annual profit before tax by EUR 300 million, mainly in Europe, to be achieved from mid 2007 onwards.

The programme will comprise efficiency improvements in production, sales and logistics, working capital management, sourcing and administration. There may also be closures or disposal of units with especially high costs or low long-term earnings potential, and redundancies may occur. It is planned to announce more information with the third quarter 2005 results.

Stora Enso North America’s Profit Enhancement Programme is proceeding and the anticipated annual financial benefits of USD 145 million are expected to be reached during the second half of 2005. The labour negotiations are not totally completed. The number of personnel is currently about 5 200.

Short-term Outlook

The Finnish labour dispute ended on 1 July 2005. The new labour agreement, with its significant changes in labour practices such as production continuing during the Midsummer and Christmas holidays and increased flexibility in outsourcing, will contribute to the long-term competitiveness of the Finnish forest products industry.

The estimated effects of the labour dispute in the third quarter of 2005, with production restarting in early July, will be about EUR -40 million on operating profit and some 100 000 tonnes of lost paper and board production.

In Europe demand for advertising-driven paper grades is expected to remain rather good. Firm demand for publication papers is forecast, because the Finnish labour dispute has decreased inventories in the value chain and demand normally picks up in the catalogue season. Fine paper demand is expected to improve and prices should be rather stable. Packaging board demand and prices are anticipated to be stable. The market balance in wood products is expected to remain good, thus improving the price outlook.

In North America seasonal factors will improve demand for magazine paper. The tighter supply of magazine paper caused by the Finnish and Canadian labour disputes should improve the supply and demand balance, and prices are forecast to rise mainly for non-contractual business. Newsprint demand continues to decline, but prices are expected to rise because of the favourable supply and demand balance. There should be a seasonal pick-up in demand for coated fine paper and prices should remain stable.

In Asia fine paper demand has been growing steadily, but prices are under some pressure due to new capacity.

This report is unaudited.

Helsinki, 27 July 2005

Stora Enso Oyj

Board of Directors

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Segments (compared with the previous quarter)

Publication Paper

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Change Q2/Q1%
Sales	4 588.9	1 081.8	1 131.8	1 144.1	1 231.2	1 111.3	1 133.1	2.0
Operating profit*	103.5	12.1	4.3	46.4	40.7	21.1	31.1	47.4
% of sales	2.3	1.1	0.4	4.1	3.3	1.9	2.7
ROOC, %**	2.4	1.1	0.4	4.2	3.7	1.9	2.7
Deliveries, 1 000 t	7 398	1 732	1 819	1 846	2 001	1 701	1 719	1.1
Production, 1 000 t	7 396	1 830	1 782	1 886	1 899	1 775	1 599	-9.9

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 133.1 million, up 2% on the previous quarter mainly due to the stronger US dollar and somewhat higher prices outside Europe. Operating profit was EUR 31.1 million, up 47% on the previous quarter due to the higher prices and resumption of production by machines rebuilt during the first quarter, partially offset by the effect of the Finnish labour dispute.

In Europe demand for newsprint and coated magazine paper was similar to a year ago, but demand for uncoated magazine paper was weaker. All mills outside Finland operated at nearly full capacity. Prices were stable at increased levels. Producer and customer inventories at the end of the quarter were at all-time lows.

In North America demand increased moderately in coated magazine paper and strongly in uncoated magazine paper. Demand for newsprint decreased, but the supply and demand balance remained healthy. Prices rose in all publication paper grades.

In Europe order books are good and indicate that there will be no significant seasonal decline in demand during the summer. A further pick-up in demand for advertising-driven paper is anticipated in the autumn.

In North America publication paper prices are expected to rise during the third quarter. Seasonal effects should keep demand for magazine paper healthy.

Fine Paper

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Change Q2/Q1%
Sales	2 645.4	656.8	647.1	669.5	672.0	697.2	610.6	-12.4
Operating profit*	58.4	14.5	-0.4	29.7	14.6	48.4	-14.1	N/M
% of sales	2.2	2.2	-0.1	4.4	2.2	6.9	-2.3
ROOC, %**	2.1	2.1	-0.1	4.1	2.1	6.9	-2.0
Deliveries, 1 000 t	3 514	862	869	881	902	943	797	-15.5
Production, 1 000 t	3 648	890	900	938	920	926	704	-24.0

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 610.6 million, down 12% on the previous quarter. Sales were affected by the labour dispute in Finland, partially offset by deliveries from stocks. The consequent operating loss of EUR 14.1 million represents a decline of EUR 62.5 million on the previous quarter.

In Europe demand for uncoated fine paper was good, but deliveries decreased because of the Finnish labour dispute. Exports from Europe declined. Price pressure was eased by the tighter supply. The Group’s deliveries of coated fine paper decreased slightly but prices were fairly stable. Combined merchant and producer inventories were below the long-term average.

In North America the coated fine paper market weakened during the second quarter. Coated fine paper reel prices were higher and sheet prices were stable. Producer inventories were high.

In Asia fine paper demand has been growing steadily in China and this trend is expected to continue.

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In Europe there should be a seasonal upturn in demand for uncoated fine paper after the summer holidays and price pressure will ease. Demand for coated fine paper should be healthy following the normal seasonal pattern and prices are expected to remain fairly stable.

In North America demand is forecast to recover seasonally.

Merchants

Sales were EUR 217.4 million, up 19% on the previous quarter mainly due to the acquisition of Papeteries de France effective from 1 April 2005. Operating profit was EUR 1.6 million, down 41% on the previous quarter mainly due to integration costs related to the recent acquisitions.

Packaging Boards

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Change Q2/Q1%
Sales	3 053.4	764.7	777.9	742.6	768.2	794.5	768.2	-3.3
Operating profit*	271.3	82.3	64.6	84.8	39.6	72.0	11.9	-83.5
% of sales	8.9	10.8	8.3	11.4	5.2	9.1	1.5
ROOC, %**	9.1	11.5	9.0	11.7	5.3	9.3	1.5
Deliveries, 1 000 t	3 499	874	886	859	880	929	873	-6.0
Production, 1 000 t	3 475	864	874	901	837	1 002	715	-28.6

*	Excluding non-recurring items and goodwill amortisation **ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 768.2 million, down 3% on the previous quarter due to the Finnish labour dispute. Operating profit was EUR 11.9 million, down 84% on the previous quarter. The impact of the Finnish production stoppage was marginally offset by increased deliveries from other mills and the stronger US dollar.

Demand was firm and prices for consumer board and speciality paper rose. Demand for most products is expected to remain stable, which should enable some further price increases.

Order books are generally healthy following the long production stoppage in Finland, but markets for cartonboard and containerboard have been generally weak.

Wood Products

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Change Q2/Q1%
Sales	1 566.8	373.1	419.2	388.5	386.0	366.9	433.7	18.2
Operating profit*	34.7	11.4	21.3	10.9	-8.9	-4.0	9.9	N/M
% of sales	2.2	3.1	5.1	2.8	-2.3	-1.1	2.3
ROOC, %**	5.2	7.0	12.5	6.3	-5.2	-2.3	5.5
Deliveries, 1 000 m3	6 664	1 597	1 777	1 595	1 695	1 541	1 855	20.4

*	Excluding non-recurring items and goodwill amortisation **ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 433.7 million, up 18% on the previous quarter mainly due to higher production and sales volumes. Operating profit was EUR 9.9 million, an improvement of EUR 13.9 million on the previous quarter. Lower production than in the previous quarter in Finland due to the labour dispute held back the operating profit. The segment had one non-recurring item of EUR -12 million related to fixed asset impairment at Veitsiluoto Sawmill.

Global consumption of wood products remained high. Strong seasonal demand and decreased supply from Finland supported prices in the short term, especially in European and North African redwood markets. High production in southern Sweden put pressure on European whitewood markets. Overseas markets were firm and weakening of the euro supported price increases.

The outlook for European housing markets is good in the short term.

Demand remains firm in North American construction markets and stable in Japan. Prospects in North Africa and the Middle East are good. Freight costs will continue to be affected by oil price increases.

9(17)

Wood Supply Europe

Sales were EUR 563.2 million, down 16.5% on the previous quarter mainly due to the Finnish labour dispute, and consequently there was an operating loss of EUR 10.9 million (EUR 3.1 million profit).

Deliveries to Group mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 8.8 million cubic metres, down 19% on the previous quarter.

Decreased production in the paper industry due to the Finnish labour dispute increased the oversupply of long-fibre pulpwood but stabilised the short-fibre market.

10(17)

Financials

Key Ratios	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05
Earnings per share (basic), EUR	0.49	0.06	0.16	0.18	0.89	0.07	-0.01
Earnings per share excl. non-recurring items, EUR	0.06	0.06	0.11	0.03	0.26	0.07	0.00
Cash earnings per share (CEPS), EUR	0.54	0.43	0.51	0.53	2.02	0.41	0.35
CEPS excl. non-recurring items, EUR	0.41	0.43	0.46	0.38	1.67	0.41	0.35

Return on capital employed (ROCE), %	7.9	2.1	7.9	8.2	6.4	4.1	0.2
ROCE excl. non-recurring items, %	3.7	2.1	5.1	1.5	3.0	4.1	0.6
Return on equity (ROE), %	20.5	2.6	6.9	7.4	9.3	3.0	-0.4
Debt/equity ratio	0.39	0.43	0.42	0.38	0.38	0.51	0.58
Equity per share, EUR	9.46	9.53	9.70	9.80	9.80	9.46	9.46
Equity ratio, %	47.7	48.2	48.5	49.8	49.8	45.8	45.0

Operating profit, % of sales	7.2	1.8	7.0	6.8	5.7	3.6	0.2
Operating profit excl. non-recurring items. % of sales	3.4	1.8	4.6	1.3	2.7	3.6	0.6
Capital expenditure, EUR million	216.1	281.1	268.1	214.3	979.6	356.6	253.0
Capital expenditure, % of sales	7.2	9.1	8.8	6.6	7.9	11.3	7.9
Capital employed, EUR million	10 561	10 812	10 831	10 656	10 656	11 119	11 273
Interest-bearing net liabilities, EUR million	3 105	3 356	3 343	3 052	3 052	3 928	4 340

Average number of employees	42 446	43 795	44 045	43 779	43 779	44 870	45 670
Average number of shares (million)
- periodic	835.3	831.8	826.3	822.0	828.8	816.3	800.0
- cumulative	835.3	833.6	831.1	828.8	828.8	816.3	808.1
- cumulative, diluted	836.0	834.4	831.9	829.4	829.4	816.9	808.7

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2004	30 Jun 2005	31 Dec 2004	30 Jun 2005
SEK	9.0206	9.4259	9.1253	9.1437
USD	1.3621	1.2092	1.2440	1.2850
GBP	0.7051	0.6742	0.6786	0.6858
CAD	1.6416	1.4900	1.6166	1.5869

Condensed Consolidated Income Statement

EUR million	2004	H1/2004	H1/2005
Sales	12 395.8	6 120.8	6 332.2
Other operating income	153.8	165.4	32.5
Materials and services	-6 534.6	-3 181.7	-3 484.3
Freight and sales commissions	-1 367.8	-678.4	-714.1
Personnel expenses	-1 934.8	-1 139.1	-1 074.0
Other operating expenses	-831.8	-417.4	-405.1
Depreciation and impairment	-1 172.0	-595.5	-568.8

Operating Profit	708.6	274.1	118.4
Share of results of associated companies	38.9	14.4	31.0
Net financial items	-106.0	-46.5	-77.7

Profit before Tax	641.5	242.0	71.7
Income tax	107.4	219.9	-20.3

Net Profit for the Period	748.9	461.9	51.4

Attributable to:
Company shareholders	740.8	455.6	48.5
Minority Interests	8.1	6.3	2.9

	748.9	461.9	51.4

Key Ratios
Basic earnings per share, EUR	0.89	0.55	0.06
Diluted earnings per share, EUR	0.89	0.55	0.06

11(17)

Condensed Consolidated Cash Flow Statement

EUR million	2004	H1/2004	H1/2005
Cash Flow from Operating Activities
Operating profit	708.6	274.1	118.4
Adjustments	1 039.1	478.4	572.5
Change in disability pension scheme	-179.9	—	—
Change in net working capital	-367.7	-441.9	-153.5
Change in short-term interest-bearing receivables	444.3	588.3	82.2

Cash Flow Generated by Operations	1 644.4	898.9	619.6
Net financial items	-124.8	-80.3	-71.8
Income taxes paid	-114.2	-89.1	-173.6

Net Cash Provided by Operating Activities	1 405.4	729.5	374.2

Cash Flow from Investing Activities
Acquisitions	-426.8	-217.7	-105.2
Proceeds from sale of fixed assets and shares	253.9	206.8	17.1
Capital expenditure	-979.6	-497.2	-609.6
Proceeds from the long-term receivables. net	-182.5	-166.5	-0.6

Net Cash Used in Investing Activities	-1 335.0	-674.6	-698.3

Cash Flow from Financing Activities
Change in long-term liabilities	1 261.2	-60.9	792.5
Change in short-term borrowings	-697.5	562.8	201.2
Dividends paid	-375.7	-375.7	-365.3
Minority dividends	-1.9	—	-1.7
Options exercised	1.6	4.4	0.0
Purchase of own shares	-198.6	-112.7	-315.6

Net Cash Used in Financing Activities	-10.9	17.9	311.1

Net Increase in Cash and Cash Equivalents	59.5	72.8	-13.0
Cash and bank in acquired companies	45.9	—	4.6
Cash and bank in sold companies	-29.5	-68.2
Translation differences on cash holdings	-3.1	2.0	5.1
Cash and bank at the beginning of period	201.5	201.5	274.3

Cash and Cash Equivalents at Period End	274.3	208.1	271.0

Property, Plant and Equipment, Intangible Assets and Goodwill
EUR million	2004	H1/2004	H1/2005
Carrying value at 1 January	12 535.3	12 535.3	10 715.5
Acquisition of subsidiary companies	190.2	21.9	2.6
Additions	979.6	497.2	609.6
Disposals	-1 635.3	-1 587.5	-5.1
Depreciation, amortisation and impairment	-1 172.0	-595.5	-568.8
Translation difference and other	-182.3	62.7	257.9

Balance Sheet Total	10 715.5	10 934.1	11 011.7

Acquisitions of Subsidiary Companies
Cash and cash equivalents	45.9	—	4.6
Working capital	44.0	-1.7	13.3
Operating fixed assets	183.3	21.9	2.6
Interest bearing assets	0.7	—	0.0
Tax liabilities	-19.2	—	1.6
Interest bearing liabilities	-11.4	-10.4	-9.3
Non-cash share exchange	-3.9	—	0.0
Minority interests	-69.9	—	66.9

Fair value of net assets	169.5	9.8	79.7
Goodwill	6.9	—	0.0

Total Purchase Consideration	176.4	9.8	79.7

12(17)

Borrowings

EUR million		2004	H1/2004	H1/2005
Non-current borrowings		3 328.1	3 358.2	4 010.7
Current borrowings		699.5	860.4	1 285.4

		4 027.6	4 218.6	5 296.1

Carrying value at 1 January		5 174.2	5 174.2	4 027.6
Debt acquired with new subsidiaries		11.4	10.4	9.3
Debt disposed with sold subsidiaries		-1 518.8	-1 487.2	0.0
Proceeds from / -payments of borrowings (net)		552.5	481.5	973.2
Translation difference and other		-191.7	39.7	286.0

Total Borrowings		4 027.6	4 218.6	5 296.1

Condensed Consolidated Balance Sheet Assets
EUR million		31 Dec 2004	30 Jun 2004	30 Jun 2005
Fixed and Other Long-term Assets
Fixed assets	O	10 715.5	10 934.1	11 011.7
Investment in associated companies		568.1	508.4	644.1
Listed securities	I	220.1	202.9	237.5
Unlisted shares	O	132.7	146.7	134.6
Non-current loan receivables	I	233.1	221.4	229.8
Deferred tax assets	T	11.4	17.5	23.0
Other non-current assets	O	210.5	239.6	243.2

		12 091.4	12 270.6	12 523.9

Current Assets
Inventories	O	1 771.3	1 775.5	1 816.0
Tax receivables	T	160.9	162.3	167.8
Operative receivables	O	1 865.3	1 889.4	1 834.8
Interest-bearing receivables	I	248.7	229.8	218.1
Cash and cash equivalents	I	274.3	208.1	271.0

		4 320.5	4 265.1	4 307.7

Total assets		16 411.9	16 535.7	16 831.6

Shareholders’ Equity and Liabilities
EUR million		31 Dec 2004	30 Jun 2004	30 Jun 2005
Shareholders’ Equity		8 036.3	7 897.1	7 483.3
Minority Interests		136.1	66.5	94.1

Total Equity		8 172.4	7 963.6	7 577.4

Long-term Liabilities
Pension provisions	O	637.8	895.7	665.1
Other provisions	O	60.9	78.1	59.9
Deferred tax liabilities	T	1 314.6	1 222.3	1 135.0
Long-term debt	I	3 328.1	3 358.2	4 010.7
Long-term operative liabilities	O	174.0	180.7	172.1

		5 515.4	5 735.0	6 042.8

Current Liabilities
Current portion of long-term debt	I	102.1	104.5	369.3
Interest-bearing liabilities	I	597.4	755.9	916.1
Operative liabilities	O	1 673.1	1 602.4	1 499.6
Tax liabilities	T	351.5	374.3	426.4

		2 724.1	2 837.1	3 211.4

Total Liabilities		8 239.5	8 572.1	9 254.2

Total Shareholders’ Equity and Liabilities		16 411.9	16 535.7	16 831.6

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

13(17)

Statement of Changes in Company Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI & Revaluation	CTA	Retained Earnings	Total
Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 717.5	8 083.7
Restatement of opening balance Finnish Statutory Pension Scheme	—	—	—	—	—	-130.8	-130.8

Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.7	7 952.9
Repurchase of Stora Enso Oyj shares	—	—	-198.6	—	—	—	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	-11.7	739.7	728.0
OCI entries	—	—	—	-47.0	—	—	-47.0
Translation adjustment	—	—	—	—	-10.1	—	-10.1

Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 950.7	8 051.1
Restatement of opening balance Effect of adopting IFRS 2	—	—	—	—	—	-14.8	-14.8

Balance at 1 January 2005 (restated)	1 423.3	1 009.2	-180.8	67.6	-218.9	5 935.9	8 036.3
Repurchase of Stora Enso Oyj shares	—	—	-315.6	—	—	—	-315.6
Cancellation of Stora Enso Oyj shares	-41.2	-224.5	265.7	—	—	—	—
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Options exercised	—	0.2	—	—	—	—	0.2
Buy-out of Minority Interests	—	—	—	—	—	-22.6	-22.6
Net profit for the period	—	—	—	—	—	48.5	48.5
OCI entries	—	—	—	50.6	—	—	50.6
Translation adjustment	—	—	—	—	51.2	—	51.2

Balance at 30 June 2005	1 382.1	784.9	-230.7	118.2	-167.7	5 596.5	7 483.3

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2004	30 Jun 2004	30 Jun 2005
On Own Behalf
Pledges given	0.8	0.8	1.2
Mortgages	118.8	105.8	142.9
On Behalf of Associated Companies
Mortgages	0.8	0.8	0.8
Guarantees	209.3	127.2	309.6
On Behalf of Others
Pledges given	0.0	2.2	0.0
Mortgages	0.0	10.9	0.0
Guarantees	6.8	10.3	8.3
Other Commitments. Own
Leasing commitments, in next 12 months	32.6	34.9	31.6
Leasing commitments, after next 12 months	159.2	162.9	152.2
Pension liabilities	2.2	2.8	1.5
Other commitments	92.5	101.7	97.0

Total	623.0	560.3	745.1

Pledges given	0.8	3.0	1.2
Mortgages	119.6	117.5	143.7
Guarantees	216.1	137.5	317.9
Leasing commitments	191.8	197.8	183.8
Pension liabilities	2.2	2.8	1.5
Other commitments	92.5	101.7	97.0

Total	623.0	560.3	745.1

14(17)

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2004	30 Jun 2004	30 Jun 2005
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	151.3	85.7	147.9	-18.0	129.9
Interest rate options	1.0	2.2	1.5	-2.1	-0.6
Cross-currency swaps	-11.6	-12.2	0.0	-15.1	-15.1
Forward contracts	89.5	34.6	5.1	-90.4	-85.3
FX Options	1.8	0.0	4.8	-21.8	-17.0
Commodity contracts	23.6	106.4	134.2	-7.3	126.9
Equity swaps	-11.4	-13.4	11.8	-44.1	-32.3

Total	244.2	203.3	305.3	-198.8	106.5

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2004	30 Jun 2004	30 Jun 2005
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	66.5	173.4	617.7
Maturity 2–5 years	953.4	824.1	327.7
Maturity 6–10 years	1 469.9	1 237.8	1 525.8

	2 489.8	2 235.3	2 471.2
Interest rate options	198.4	1 174.4	257.7

Total	2 688.2	3 409.7	2 728.9

Foreign Exchange Derivatives
- Cross-currency swap agreements	102.7	109.0	109.3
- Forward contracts	2 479.8	2 840.6	2 304.0
- FX Options	588.3	53.5	1 001.1

Total	3 170.8	3 003.1	3 414.4

Commodity Derivatives
Commodity contracts	442.7	388.1	448.7

Total	442.7	388.1	448.7

Equity swaps
Equity swaps	359.5	359.5	407.4

Total	359.5	359.5	407.4

Sales by Segment

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05
Publication Paper	4 537.4	1 081.8	1 131.8	1 144.1	1 231.2	4 588.9	1 111.3	1 133.1
Fine Paper	2 678.4	656.8	647.1	669.5	672.0	2 645.4	697.2	610.6
Merchants	627.6	160.3	148.5	145.7	183.4	637.9	182.1	217.4
Packaging Boards	2 982.9	764.7	777.9	742.6	768.2	3 053.4	794.5	768.2
Wood Products	1 400.0	373.1	419.2	388.5	386.0	1 566.8	366.9	433.7
Wood Supply Europe	2 074.3	634.9	621.4	568.3	657.0	2 481.6	674.7	563.2
Other	-2 128.3	-653.7	-643.0	-625.6	-655.9	-2 578.2	-681.8	-538.9

Total Sales	12 172.3	3 017.9	3 102.9	3 033.1	3 241.9	12 395.8	3 144.9	3 187.3

15(17)

Operating Profit by Segment excluding Non-recurring items and Goodwill Amortisation

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05
Publication Paper	121.5	12.1	4.3	46.4	40.7	103.5	21.1	31.1
Fine Paper	151.4	14.5	-0.4	29.7	14.6	58.4	48.4	-14.1
Merchants	-6.7	3.3	2.4	1.6	3.9	11.2	2.7	1.6
Packaging Boards	284.1	82.3	64.6	84.8	39.6	271.3	72.0	11.9
Wood Products	26.5	11.4	21.3	10.9	-8.9	34.7	-4.0	9.9
Wood Supply Europe	116.5	31.3	3.3	3.1	-5.4	32.3	3.1	-10.9
Other Areas	-54.4	-30.1	-17.3	-15.7	-19.1	-82.2	-30.6	-11.8

Operating Profit excl. Goodwill Amortisation	638.9	124.8	78.2	160.8	65.4	429.2	112.7	17.7

Goodwill amortisation	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3	—	—
Non-recurring items	-54.4	115.7	—	74.1	179.9	369.7	—	-12.0

Operating Profit (IFRS)	468.5	217.8	56.3	213.2	221.3	708.6	112.7	5.7
Net financial items	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1	-34.6
Associated companies	-23.0	-2.3	16.7	10.2	14.3	38.9	14.0	17.0

Profit before Tax and Minority Interests	207.8	195.2	46.8	196.4	203.1	641.5	83.6	-11.9
Income tax expense	-66.0	214.3	5.6	-58.8	-53.7	107.4	-23.6	3.3

Profit after Tax	141.8	409.5	52.4	137.6	149.4	748.9	60.0	-8.6
Minority interests	-5.8	-4.2	-2.1	-1.4	-0.4	-8.1	-1.4	-1.5

Net Profit	136.0	405.3	50.3	136.2	149.0	740.8	58.6	-10.1

Non-recurring Items by Segment
EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05
Publication Paper	-29.5	—	—	30.8	45.6	76.4	—	—
Fine Paper	-7.2	—	—	29.9	37.0	66.9	—	—
Merchants	—	—	—	—	0.8	0.8	—	—
Packaging Boards	-3.1	—	—	11.6	67.0	78.6	—	—
Wood Products	—	—	—	—	16.4	16.4	—	-12.0
Wood Supply Europe	—	115.7	—	—	10.6	126.3	—	—
Other	-14.6	—	—	1.8	2.5	4.3	—	—

Total Non-recurring Items	-54.4	115.7	—	74.1	179.9	369.7	—	-12.0

Operating Profit by Segment
EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05
Publication Paper	92.0	12.1	4.3	77.2	86.3	179.9	21.1	31.1
Fine Paper	144.2	14.5	-0.4	59.6	51.6	125.3	48.4	-14.1
Merchants	-6.7	3.3	2.4	1.6	4.7	12.0	2.7	1.6
Packaging Boards	281.0	82.3	64.6	96.4	106.6	349.9	72.0	11.9
Wood Products	26.5	11.4	21.3	10.9	7.5	51.1	-4.0	-2.1
Wood Supply Europe	116.5	147.0	3.3	3.1	5.2	158.6	3.1	-10.9
Other	-69.0	-30.1	-17.3	-13.9	-16.6	-77.9	-30.6	-11.8

Operating Profit excl. Goodwill Amortisation	584.5	240.5	78.2	234.9	245.3	798.9	112.7	5.7

Goodwill amortisation	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3	—	—

Operating Profit	468.5	217.8	56.3	213.2	221.3	708.6	112.7	5.7
Net financial items	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1	-34.6
Associated companies	-23.0	-2.3	16.7	10.2	14.3	38.9	14.0	17.0

Profit before Tax and Minority Interests	207.8	195.2	46.8	196.4	203.1	641.5	83.6	-11.9
Income tax expense	-66.0	214.3	5.6	-58.8	-53.7	107.4	-23.6	3.3

Profit after Tax	141.8	409.5	52.4	137.6	149.4	748.9	60.0	-8.6
Minority interests	-5.8	-4.2	-2.1	-1.4	-0.4	-8.1	-1.4	-1.5

Net Profit	136.0	405.3	50.3	136.2	149.0	740.8	58.6	-10.1

16(17)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
April	10.28	10.27	95.00	95.00	13.29
May	10.70	10.70	98.25	98.00	13.22
June	10.55	10.58	99.75	99.50	12.71

Trading Volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
April	896 811	99 776 120	191 444	16 946 614	2 251 600
May	147 264	64 579 051	108 390	6 806 404	1 920 100
June	135 142	70 162 146	132 852	11 559 103	2 629 400

Total	1 179 217	234 517 317	432 686	35 312 121	6 801 100

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information
Interim Review for January – September 2005	27 October 2005

Results for 2005	2 February 2006
Interim Review for January – March 2006	26 April 2006
Interim Review for January – June 2006	26 July 2006
Interim Review for January – September 2006	26 October 2006

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

17(17)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel